FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

4th Quarter 2007

At year-end, the number of TELMEX lines in service was 17 million 800 thousand of which approximately 10.1 million lines are in areas that appeal to competitors and where they have presence. The remaining 7.7 million lines are in areas that hold no interest to competitors. For the twelve months, the lines without competition generated revenues of 23.3 billion pesos and an operating loss of 3.0 billion pesos.

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with installments.

At TELMEX, as part of our strategy to increase Internet penetration in Mexican homes, we offer broadband Internet access services starting at 189 pesos per month (approximately US$17.40) (plus 28.4 pesos of value-added tax) and dial-up Internet access starting at 99 pesos per month (approximately US$9.10) (plus 14.8 pesos of value-added tax).

Even though the October 3, 2006 "Acuerdo de Convergencia" established the basis for the convergence of networks 17 months ago, there are still significant delays in the issuance of the corresponding rules. That is postponing the technological development of the country and preventing consumers from enjoying the benefits of convergence and access to a higher offering and to lower prices of telecommunications services.

In the fourth quarter, total revenues were 31.8 billion pesos, 2.4% lower than the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access revenues, respectively, as well as decreases of 9% in local revenues and 7.6% in long distance revenues. For the twelve months, revenues reached 130.8 billion pesos, an increase of 0.8% compared with 2006.

EBITDA (1) totaled 14.2 billion pesos, 9.3% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 15.4% lower than last year's fourth quarter. For the full year, EBITDA totaled 62.3 billion pesos, 4.1% lower than the previous year.

Income from continuing operations in the quarter totaled 6.7 billion pesos, 11% lower than the same period of last year. In the fourth quarter, earnings per share were 34 Mexican cents, a decrease of 8.1%, and earnings per ADR (2) were 63 US cents, a decrease of 6%, compared with the fourth quarter of 2006.

For the twelve months, net debt (3) increased the equivalent of 1.115 billion dollars to a total of 7.914 billion dollars.

Capital expenditures (Capex) were equivalent to 1.280 billion dollars for the twelve months. Share repurchases totaled 5.147 billion pesos during the fourth quarter.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

Reorganization of TELMEX's Corporate Structure

The proposed escisión (spin-off) is expected to provide the following:

To allow each company to operate more efficiently and at the right scale, in Mexico and abroad in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

To improve the competitive position of each company; and

To tailor further the operation of TELMEX in the Mexican telecommunications market, distinguishing its operations in the middle-and high- revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

As a result of the escisión (spin-off) TELMEX's stockholders' equity was modified and TELMEX will request the Mexican Securities and Exchange Commission to update the registration of its shares in the National Securities Registry.

TELMEX expects that the escisión (spin-of) will become effective and further expects that the shares of TELMEX INTERNACIONAL will be delivered to TELMEX shareholders during 2008.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, there were 357 thousand fewer lines because the increase in broadband services represent a substitution for traditional lines in some cases and also due to more competition in the most attractive segments of the market, as well as for the evolution of our technological platform that allows us to substitute lines required for the operation and management of services. At year-end, there were 17.8 million lines in service

During the fourth quarter, local traffic decreased 7.6% compared with the same period in 2006, with a total of 5.995 billion local calls. Local traffic volume is still affected by competition from local and mobile telephony and by the migration of switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance

Domestic long distance (DLD) traffic was at a similar level as the fourth quarter of 2006, totaling 4.574 billion minutes, due to the decrease in termination traffic with long distance operators, partially offset by the increase of packages that include DLD minutes, as well as to the integration of domestic calling party pays service which registered 621 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 7.6% compared with last year's fourth quarter, totaling 490 million minutes. Incoming international long distance traffic, including international calling party pays traffic, decreased 8.2% compared with the same period of the previous year, totaling 1.738 billion minutes. The incoming-outgoing ratio was 3.5x.

Interconnection

In the fourth quarter, interconnection traffic increased 11% compared with the fourth quarter of the previous year, totaling 11.476 billion minutes. Calling party pays traffic increased 37.3% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic would have increased 1.5%, reflecting mobile telephony growth.

Internet access and corporate networks

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in the country since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with financing.

At year-end, multiservice packages that offer access to broadband services along with different voice services at competitive prices increased 57.2% compared with 2006.

In the corporate market, billed line equivalents for data transmission increased 16.5% compared with a year earlier, bringing the total to 2.7 million line equivalents of 64 Kbps.

Financial Results

Revenues: In the fourth quarter, revenues from the operations in Mexico totaled 31.830 billion pesos, a decrease of 2.4% compared with the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access services revenues, respectively, as well as to the decrease of 9% in local service revenues and the decrease of 7.6% in long distance revenues.

Local: Local revenues totaled 12.968 billion pesos in the fourth quarter, a decrease of 9% compared with the fourth quarter of 2006, due to the 4.9% reduction in real terms of revenue per local billed call, to the decrease of traffic due to competition from both mobile telephony and other public telephony operators, and to the migration of dial-up Internet access to broadband services.

DLD: DLD revenues totaled 4.154 billion pesos in the fourth quarter, 6.3% lower than the fourth quarter of 2006 since the average revenue per minute was 6.2% lower in real terms.

ILD: In the fourth quarter, ILD revenues totaled 2.248 billion pesos, a decrease of 10% compared with the fourth quarter of 2006. Revenues from outgoing traffic declined 4.2% to 1.448 billion pesos compared with the fourth quarter of 2006 due to the 13% decrease in the average revenue per minute in real terms, partially offset by the 7.6% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 799 million pesos, a decrease of 18.9% compared with the fourth quarter of 2006, reflecting the decrease of 8.2% in incoming traffic.

Interconnection: In the fourth quarter, interconnection revenues increased 10.1% to 5.377 billion pesos compared with the same period of 2006, mainly due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 11.9% because of the 10% reduction of the local calling party pays rate.

Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.011 billion pesos, 16.6% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the fourth quarter totaled 2.872 billion pesos, 7% higher than last year's fourth quarter due to growth in broadband services but also reflecting the price reduction in broadband Infinitum services (ADSL) that took effect in April 2007.

Costs and expenses: In the fourth quarter, total costs and expenses were 22.484 billion pesos, an increase of 4.2% compared with the fourth quarter of 2006. This increase was mainly due to higher costs of telephone handsets and equipment for customers as well as additions to the reserve for bad debt and the write off of assets, both of which were related to the higher volume of line disconnections in the quarter.

Cost of sales and services: In the fourth quarter, cost of sales and services increased 4.8% compared with the same period of 2006, totaling 8.586 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales and bad-debt charges related to the higher volume of disconnections in the quarter, partially offset by initiatives to optimize resource use.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 5.306 billion pesos, 9.9% higher than last year's fourth quarter due to the charges in the reserve for bad debt related to the higher number of disconnections in the quarter.

Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.784 billion pesos, a decrease of 5.5% compared with the same period of 2006 as a result of the 13% decrease in the amount paid to mobile telephony operators for local calling party pays service and higher domestic and international calling party pays service, which generated costs of 1.182 billion pesos in the quarter.

Depreciation and amortization: In the quarter, depreciation and amortization increased 5.7% to 4.808 billion pesos due to the write off of assets related to line disconnections and to higher depreciation charges related to our operations in the United States due to higher investments.

EBITDA (1) and operating income: EBITDA (1) totaled 14.154 billion pesos in the fourth quarter, a decrease 9.3% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.346 billion pesos in the fourth quarter and the operating margin was 29.4%.

Comprehensive financing result: Comprehensive financing cost produced a charge of 146 million pesos in the quarter. This resulted from: i) net interest charge of 1.144 billion pesos, 29.8% lower than the same period of 2006, due to recognition of the market value of interest rate swaps and the increase in the level of indebtedness ii) a net exchange loss of 101 million pesos from the fourth-quarter exchange rate appreciation of 0.0541 pesos per dollar, offset by the 6.580 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.9482 pesos per dollar), and iii) a gain of 1.099 billion pesos in the monetary position.

Income from continuing operations: income from continuing operations in the fourth quarter totaled 6.664 billion pesos, 11% lower than the same period of the previous year. Earnings per share were 34 Mexican cents, a decrease of 8.1% compared with the same period of the previous year, and earnings per ADR were 63 US cents, a decrease of 6% compared with the same period of 2006.

Investments: For the twelve months, capital expenditures (capex) were the equivalent of 1.280 billion dollars, of which 74.4% was used for growth projects in the voice, data and transport infrastructure, 24% for operational support projects and operating needs, and 1.6% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 8.417 billion dollars, of which 13.4% is short-term and 86.6% is long-term. Additionally, 80.3% is in foreign currency and 45.9% of the total debt has fixed interest rate that converts to 73.1% if 23.752 billion pesos of interest rate swaps at an average interest rate of 8.145% are included. Total net debt (3) increased during 2007 the equivalent of approximately 1.115 billion dollars, totaling 7.914 billion dollars.

Repurchase of shares: For the twelve months, the company used 15.783 billion pesos to repurchase its own shares. Of that total, 5.147 billion pesos were applied during the fourth quarter to repurchase 260 million 980 thousand shares.

Prior to the incorporation of TELMEX Internacional, its operations were conducted through subsidiaries of Telmex. The following financial statements for the years ended December 31, 2007 and 2006, are presented on a combined basis prepared from TELMEX's historical accounting records, and include the historical operations of the entities transferred to TELMEX Internacional by TELMEX in the spin-off ("escisión").

The following financial information is presented in constant pesos as of December 2007, based on an independent operation, according to Mexican Financial reporting Standards.

TELMEX Internacional Results

Revenues: For the twelve months, TELMEX Internacional revenues totaled 68.043 billion pesos, an increase of 3.4% compared with the same period of the previous year. This result was due to the increase of 42.9% in local service revenues, 25.1% in revenues from the Internet access business and 27.5% in other revenues, mainly comprised of Yellow Pages and Cable TV services. On the other hand, domestic and international long distance revenues decreased 7.4% and 9.9%, respectively.

Costs and expenses: For the full year, costs and expenses totaled 57.546 billion pesos, a decrease of 6.9% due to the previous year's recognition of non-recurring charges in Embratel for contingencies related to income tax applied to incoming international long distance for 222 million reais (1.362 billion pesos) and a charge related to agreements with the States of Brazil related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) for 632 million reais (3.877 billion pesos) If the non-recurring charges in 2006 were eliminated, costs and expenses would have increased 1.7%, benefiting from the integration of the cable TV companies in Colombia.

EBITDA (1) and operating income: For the twelve months EBITDA (1) totaled 18.279 billion pesos, an increase of 48.2% compared with the same period of 2006. The EBITDA margin was 26.9%. TELMEX Internacional's operating income totaled 10.497 billion pesos, an increase of 164.7%, producing a margin of 15.4%.

Majority net income: Majority net income for the full year totaled 6.596 billion pesos, 238.1% higher than the previous year. Earnings per share for the twelve months would have been 34 Mexican cents, an increase of 254.9% compared with the same period of 2006, and earnings per ADR would have been 63 US cents, an increase of 255.2% compared with the same period of the previous year.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of TELMEX Internacional.

Brazil

During 2007, Embratel's strategies were focused on consolidating its evolution from a long distance service provider to an integrated telecommunications company. Accordingly, long distance revenues have decreased from 65% of the total in 2004 to 53% in 2007. In the same period local service revenues increased from 9% to 15%, reflecting the 37% increase in the number of local services during 2007 and the integration of Net Fone (triple play) offered though Net Serviços, which served 561 thousand customers at December 31.

Revenues: In the fourth quarter, revenues totaled 2.2 billion reais, 7.1% higher than the same quarter of the previous year. Higher revenues were mainly due to the 53.7% increase in local service revenues partially offset by the 4.4% decrease in domestic long distance revenues.

Local: In the fourth quarter, local revenues reached 365 million reais, 53.7% higher than the same period of 2006 due to the 37% increase in local service customers.

Domestic long distance: Domestic long distance revenues totaled 1.020 billion reais, 4.4% lower than the fourth quarter of 2006 due to the 7.8% decrease in traffic, partially offset by a 3.6% increase in average revenue per long distance minute.

International long distance: In the quarter, international long distance revenues totaled 123 million reais, 0.7% lower than the same period of 2006, because the average revenue per long distance minute decreased 1%, partially offset by the 0.3% increase in traffic.

Corporate networks and Internet: In the fourth quarter, revenues from data and Internet access services totaled 566 million reais, 0.6% lower than the fourth quarter of 2006, notwithstanding the 31% increase in line equivalents for data transmission and the increase of 24.3% in Internet access services.

Costs and expenses: Costs and expenses were 1.993 billion reais in the quarter, a decrease of 9.8% from the 2006 period, which included a non-recurring charge of 222 million reais related to income tax applied to incoming long distance and to a non-recurring additional charge of 117 million reais related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs and expenses would have increased 6.5% mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services, offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 515 million reais in the fourth quarter, producing a margin of 23.1%. Operating income totaled 233 million reais in the quarter, producing a margin of 10.5%.

Colombia

At year-end, the cable TV companies' combined network passed through more than 4 million households that is 27.3% bi-directional. The cities of Bogota, Medellin and Cali represent more than 39.2% of Colombia's population and 36.7% of our network in those three metropolitan areas is bi-directional, allowing us to expand penetration of triple play, which had 98 thousand customers at the end of the fourth quarter.

Strategies for the voice and data businesses were focused on growing the data business in the corporate and small and medium-sized segments. These strategies were reflected in the 66% increase in line equivalents compared with December 31, 2006.

In the fourth quarter, revenues totaled 170.560 billion Colombian pesos, 213% higher than the same period of 2006. Higher revenues were mainly due to expanded relationships with several corporate customers and the integration of the cable TV companies, which contributed 124.607 billion Colombian pesos to fourth-quarter results.

Total costs and expenses increased 333% compared with last year's fourth quarter, totaling 187.025 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 138.039 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter there was an operating loss of 16.465 billion Colombian pesos compared with operating income of 11.325 billion Colombian pesos in the year-ago fourth quarter, mainly due to higher depreciation charges related to the update of the cable TV companies network. In the fourth quarter, EBITDA (1) totaled 9.124 billion Colombian pesos with a margin of 5.3%, compared with EBITDA (1) of 20.570 billion Colombian pesos in the same period of the previous year.

Argentina

In the quarter, revenues from the operations in Argentina totaled 139.9 million Argentinean pesos, an increase of 52.7% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 45.5% and 32.5%, respectively, and the increase in equipment sales for customers of 22.4 million Argentinean pesos, partially offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 150.5 million Argentinean pesos in the quarter, an increase of 51% due to higher commissions and network maintenance costs related to growth in local services, as well as higher expenses related to the sale of equipment for customers.

In the quarter, EBITDA (1) totaled 12.7 million Argentinean pesos, an increase of 81.4% compared with the same period of 2006, producing a margin of 9.1%. The operating loss was 10.6 million Argentinean pesos in the quarter compared with a loss of 8.1 million Argentinean pesos in the same period of the previous year.

Chile

In Chile, the deployment of the nationwide wireless network in the 3.5 GHz frequency using the WiMax platform was concluded during 2007. The project was finished within the established time frame and quality standards. This network covers 98% of the Chilean population, which will allow us to introduce multi-service packages that include broadband Internet, access services and different voice services.

Revenues from the operations in Chile reached 21.841 billion Chilean pesos, 22.4% more than the fourth quarter of 2006 due to the incorporation of revenues from satellite TV services, which totaled 2.492 billion Chilean pesos. Revenues from the corporate networks and Internet access businesses rose 16.2%, while local services revenues increased 49.5%. Long distance revenues decreased 21% as this market declined because of migration to mobile services and private networks.

In the fourth quarter, total costs and expenses were 24.123 billion Chilean pesos, an increase of 22.9% compared with the same period of the previous year. Costs of sales and services increased 49.5% mainly due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 23.1% due to higher personnel and advertising expenses to drive the sale of multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 2.282 billion Chilean pesos compared with an operating loss of 1.774 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.009 billion Chilean pesos, producing a margin 9.2%.

Peru

In the fourth quarter, revenues totaled 78.5 million New Soles, 42% higher than the same period of the previous year, due to the incorporation of Cable TV and Yellow Pages revenues. The data business, which represents 33.1% of total revenues, increased 37.6%. In the quarter, voice business revenues decreased 6.9% compared with the same period of 2006 since the 6.6% increase in local revenues was not enough to offset the decrease in interconnection revenues with other operators.

In the fourth quarter, costs and expenses increased 43.2%, reflecting increases of 9.9% in transport and interconnection costs and 148.6% in costs of sales and services, mainly due to the integration of the cable TV businesses. EBITDA (1) totaled 14.1 million New Soles, 8.5% higher than the same period of 2006, producing a margin of 18%.

Relevant Figures

(millions of Mexican constant pesos as of December 31, 2007 unless otherwise indicated)

					%					%
		4Q2007		4Q2006	Inc.		12 months 07		12 months 06	Inc.

Revenues	Ps.	31,830	Ps.	32,622	(2.4)	Ps.	130,768	Ps.	129,755	0.8
EBITDA (1)		14,154		15,597	(9.3)		62,309		64,975	(4.1)
EBITDA margin (%)		44.5		47.8	(3.3)		47.6		50.1	(2.5)
Operating income		9,346		11,047	(15.4)		43,884		46,264	(5.1)
Operating margin (%)		29.4		33.9	(4.5)		33.6		35.7	(2.1)
Income of continuing operations		6,664		7,487	(11.0)		28,889		27,689	4.3
Earnings per share (pesos)		0.34		0.37	(8.1)		1.49		1.37	8.8
Earnings per ADR (dollars) (2)		0.63		0.67	(6.0)		2.75		2.60	5.8
Outstanding shares (millions)		19,360		20,203	(4.2)		19,360		20,203	(4.2)
Equivalent ADRs (millions) (2)		968		1,010	(4.2)		968		1,010	(4.2)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Mexico Stadistic Results

						% Inc. vs.
	4Q 2007	3Q 2007	2Q 2007	1Q 2007	4Q 2006	4Q 2006

Lines in service (thousand units)	17,800	18,157	18,202	18,284	18,251	(2.5)

Local traffic (million units)
Local calls	5,995	6,324	6,295	6,278	6,491	(7.6)
Interconnection minutes (A) (B)	11,476	11,678	11,373	10,833	10,339	11.0

Long distance traffic (million minutes)
Domestic long distance (A)	4,574	4,632	4,599	4,470	4,561	0.3
International long distance
(incoming and outgoing) (B)	2,228	2,392	2,445	2,465	2,349	(5.1)

Billed line equivalents 64kbps (thousands)	2,715	2,598	2,484	2,347	2,330	16.5
Internet (thousands)	3,320	3,147	2,923	2,784	2,660	24.8
Prodigy (Dial-up)	396	470	542	657	837	(52.7)
Infinitum (ADSL)	2,925	2,677	2,381	2,127	1,823	60.4

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Income Statements
[ millions of Mexican constant pesos as of December 31, 2007 ]
					%					%
		4Q2007		4Q2006	Inc.		12 months 07		12 months 06	Inc.
Revenues
Local	Ps.	12,968	Ps.	14,253	(9.0)	Ps.	54,398	Ps.	58,251	(6.6)
Domestic long distance		4,154		4,433	(6.3)		17,349		18,324	(5.3)
International long distance		2,248		2,498	(10.0)		9,679		10,531	(8.1)
Interconnection		5,377		4,884	10.1		22,604		18,071	25.1
Corporate networks		3,011		2,583	16.6		11,340		10,877	4.3
Internet		2,872		2,684	7.0		10,940		10,158	7.7
Others		1,200		1,287	(6.8)		4,458		3,543	25.8
Total		31,830		32,622	(2.4)		130,768		129,755	0.8

Costs and Expenses
Cost of sales and services		8,586		8,195	4.8		32,364		32,059	1.0
Commercial, administrative and general		5,306		4,827	9.9		19,553		19,383	0.9
Transport and interconnection		3,784		4,003	(5.5)		16,542		13,338	24.0
Depreciation and amortization		4,808		4,550	5.7		18,425		18,711	(1.5)
Total		22,484		21,575	4.2		86,884		83,491	4.1

Operating income		9,346		11,047	(15.4)		43,884		46,264	(5.1)

Employee profit sharing		538		735	(26.8)		2,867		3,059	(6.3)

Other (revenues) and expenses, net		(344)		(400)	NA		(2,823)		(446)	NA

Comprehensive financing cost
Interest, net		1,144		1,630	(29.8)		5,219		5,457	(4.4)
Exchange loss (gain), net		101		(204)	(149.5)		643		1,159	(44.5)
Monetary gain, net		(1,099)		(1,275)	(13.8)		(2,513)		(2,846)	(11.7)
Total		146		151	(3.3)		3,349		3,770	(11.2)

Equity interest in net (loss) income of affiliates		(9)		(89)	(89.9)		17		9	88.9

Income before income tax		8,997		10,472	(14.1)		40,508		39,890	1.5

Income tax		2,330		2,987	(22.0)		11,619		12,189	(4.7)

Income before minority interest		6,667		7,485	(10.9)		28,889		27,701	4.3

Minority interest		(3)		2	NA		0		(12)	NA

Income from continuing operations	Ps.	6,664	Ps.	7,487	(11.0)	Ps.	28,889	Ps.	27,689	4.3

Income from discontunue operations, net of income tax and employee profit sharing		1,986		(638)	(411)		6,596		1,951	238.1

Majority net income	Ps.	8,650	Ps.	6,849	26.3	Ps.	35,485	Ps.	29,640	19.7

EBITDA (1)	Ps.	14,154	Ps.	15,597	(9.3)	Ps.	62,309	Ps.	64,975	(4.1)

EBITDA margin (%)		44.5		47.8	(3.3)		47.6		50.1	(2.5)
Operating margin (%)		29.4		33.9	(4.5)		33.6		35.7	(2.1)

Balance Sheets
[ millions of Mexican constant pesos as of December 31, 2007]

		December 31,		December 31
		2007		2006
Assets
Cash and short-term investments	Ps.	4,753	Ps.	10,766
Other current assets		25,954		27,987
Current assets of discontinued operations		0		36,447
Plant, property and equipment, net		120,649		124,613
Other assets		5,075		4,475
Goodwill		432		448
Projected net asset		15,621		19,893
Non-current assets of discontinued operations		0		70,919
Total assets	Ps.	172,484	Ps.	295,548

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	12,282	Ps.	9,041
Other current liabilities		20,338		23,601
Current liabilities of discontinued operations		0		28,140
Long-term debt		79,180		81,376
Labor obligations		221		240
Deferred taxes		18,315		16,600
Long-term debt of discontinued operations		0		15,229
Total liabilities		130,336		174,227
Stockholders' equity
Majority stockholders' equity		42,109		117,805
Minority interest		39		3,516
Total stockholders' equity		42,148		121,321
Total liabilities and stockholders' equity	Ps.	172,484	Ps.	295,548

Income Statements CONAT
[ million of Mexican pesoa as of December 31, 2007 ]

	Communities	Communities
	served by	not served by
	competition *	competition *	Total
Revenues
Local	$38,834	$15,564	$54,398
Domestic long distance	15,363	1,986	17,349
International long distance	8,419	1,260	9,679
Interconnection	19,197	3,407	22,604
Corporate networks	11,340	0	11,340
Internet	10,174	766	10,940
Others	4,137	321	4,458
Total revenues	107,464	23,304	130,768

Operating Costs and expenses	34,732	17,185	51,917
Interconnection	14,049	2,493	16,542
Depreciation and amortization	11,821	6,604	18,425
Total	60,602	26,282	86,884

Operating income	$46,864	$(2,979)	$43,884

EBITDA (1)	$58,684	$3,625	$62,309

EBITDA margin (%)	54.6	15.6	47.6
Operating margin (%)	43.6	(12.8)	33.6

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December 31, 2007 ]
					%					%
		4Q2007		4Q2006	Inc.		12 months 07		12 months 06	Inc.
Revenues
Access, rent and measured service	Ps.	12,704	Ps.	13,984	(9.2)	Ps.	53,314	Ps.	57,686	(7.6)
LADA interconnection		972		1,093	(11.1)		3,964		4,631	(14.4)
Interconnection with operators		425		488	(12.9)		1,636		1,680	(2.6)
Interconnection with cellular		3,493		3,927	(11.1)		14,560		15,685	(7.2)
Other		3,310		1,773	86.7		13,115		9,693	35.3
Total		20,904		21,265	(1.7)		86,589		89,375	(3.1)

Costs and expenses
Cost of sales and services		6,160		5,910	4.2		23,053		22,664	1.7
Commercial, administrative and general		4,792		3,937	21.7		18,059		17,422	3.7
Interconnection		2,431		2,941	(17.3)		10,343		11,787	(12.3)
Depreciation and amortization		2,939		2,781	5.7		11,901		12,424	(4.2)
Total		16,322		15,569	4.8		63,356		64,297	(1.5)

Operating income	Ps.	4,582	Ps.	5,696	(19.6)	Ps.	23,233	Ps.	25,078	(7.4)

EBITDA (1)	Ps.	7,521	Ps.	8,477	(11.3)	Ps.	35,134	Ps.	37,502	(6.3)

EBITDA margin (%)		36.0		39.9	(3.9)		40.6		42.0	(1.4)
Operating margin (%)		21.9		26.8	(4.9)		26.8		28.1	(1.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2007 ]
					%					%
		4Q2007		4Q2006	Inc.		12 months 07		12 months 06	Inc.
Revenues
Domestic long distance	Ps.	4,914	Ps.	5,057	(2.8)	Ps.	20,461	Ps.	18,260	12.1
International long distance		2,384		2,322	2.7		10,571		9,262	14.1
Total		7,298		7,379	(1.1)		31,032		27,522	12.8

Costs and expenses
Cost of sales and services		1,381		1,401	(1.4)		5,353		5,569	(3.9)
Commercial, administrative and general		1,501		1,335	12.4		5,984		5,626	6.4
Interconnection to the local network		1,985		1,872	6.0		8,669		4,981	74.0
Depreciation and amortization		601		549	9.5		2,331		2,471	(5.7)
Total		5,468		5,157	6.0		22,337		18,647	19.8

Operating income	Ps.	1,830	Ps.	2,222	(17.6)	Ps.	8,695	Ps.	8,875	(2.0)

EBITDA (1)	Ps.	2,431	Ps.	2,771	(12.3)	Ps.	11,026	Ps.	11,346	(2.8)

EBITDA margin (%)		33.3		37.6	(4.3)		35.5		41.2	(5.7)
Operating margin (%)		25.1		30.1	(5.0)		28.0		32.2	(4.2)

Telmex Internacional Income Statements
[ millions of Mexican constant pesos as of December 31, 2007 ]
					%
		12 months 07		12 months 06	Inc.
Revenues
Local	Ps.	7,874	Ps.	5,511	42.9
Domestic long distance		27,084		29,248	(7.4)
International long distance		3,605		4,001	(9.9)
Interconnection		812		1,078	(24.7)
Corporate networks		15,390		15,482	(0.6)
Internet		4,381		3,502	25.1
Others		8,897		6,977	27.5
Total		68,043		65,799	3.4

Costs and Expenses
Cost of sales and services		9,916		8,466	17.1
Commercial, administrative and general		16,199		21,013	(22.9)
Transport and interconnection		23,649		23,985	(1.4)
Depreciation and amortization		7,782		8,370	(7.0)
Total		57,546		61,834	(6.9)

Operating income		10,497		3,965	164.7

Employee profit sharing		62		55	12.7

Other (revenues) and expenses, net		180		(1,584)	NA

Comprehensive financing cost
Net interest		397		1,025	(61.3)
Exchange loss (gain), net		3		713	(99.6)
Monetary gain, net		(101)		271	NA
Total		299		2,009	(85.1)

Equity in results of affiliates		689		577	19.4

Income before income tax		10,645		4,062	162.1

Income tax		3,479		1,447	140.4

Income before equity in minority interest		7,166		2,615	174.0

Minority interest		(570)		(664)	(14.2)

Majority net income	Ps.	6,596	Ps.	1,951	238.1

EBITDA (1)	Ps.	18,279	Ps.	12,335	48.2

EBITDA margin (%)		26.9		18.7	8.2
Operating margin (%)		15.4		6.0	9.4

					%
Brazil Operating Indicators		4Q2007		4Q2006	Inc.

Domestic long distance minutes		3,598		3,901	(7.8)
(millions)
International long distance minutes		503		502	0.3
(millions)
Line equivalents of 64 kbps ( thousands)		2,903		2,244	29.4
Access to local service (thousands)		2,674		1,952	37.0
Net Fone users (thousands)		561		182	208.6

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		4Q2007		4Q2006	Inc.		12 months 07		12 months 06	Inc.
Revenues
Local (A)	$R	365.4	$R	237.7	53.7	$R	1,283.1	$R	911.6	40.7
Domestic long distance		1,020.3		1,067.1	(4.4)		4,084.3		4,217.8	(3.2)
International long distance		122.5		123.3	(0.7)		500.0		511.6	(2.3)
Corporate networks		436.4		454.3	(3.9)		1,773.8		1,819.0	(2.5)
Internet		130.0		115.5	12.6		502.9		445.6	12.9
Others		154.2		83.9	83.8		480.7		314.6	52.8
Total		2,228.7		2,081.8	7.1		8,624.8		8,220.2	4.9

Costs and Expenses
Cost of sales and services		296.7		278.9	6.4		1,119.7		1,087.3	3.0
Commercial, administrative and general		485.0		827.3	(41.4)		1,905.3		2,657.2	(28.3)
Transport and interconnection		931.8		822.1	13.3		3,434.8		3,321.2	3.4
Depreciation and amortization		279.7		281.5	(0.6)		1,126.7		1,115.5	1.0
Total		1,993.2		2,209.8	(9.8)		7,586.5		8,181.2	(7.3)

Equity in results of affiliates		2.4		(66.1)	NA		(96.2)		(17.8)	441.8

Operating income	$R	233.2	$R	(61.9)	NA	$R	1,134.4	$R	56.7	(*)

EBITDA (1)	$R	515.3	$R	153.5	235.8	$R	2,165.0	$R	1,154.5	87.5

EBITDA margin (%)		23.1		7.4	15.7		25.1		14.0	11.1
Operating margin (%)		10.5		(3.0)	13.5		13.2		0.7	12.5

* Higher than 1,000%
(A) Includes Interconnection

Argentina
			%			%
	4Q2007	4Q2006	Inc.	12 months 07	12 months 06	Inc.
(millions of historic Argentinean pesos)

Revenues	$139.9	$91.6	52.7	$421.5	$349.2	20.7
EBITDA	12.7	7.0	81.4	67.4	34.2	97.1
EBITDA margin (%)	9.1	7.7	1.4	16.0	9.8	6.2
Operating Income	(10.6)	(8.1)	NA	(6.1)	(17.5)	NA
Operating margin (%)	(7.6)	(8.8)	NA	(1.4)	(5.0)	NA

Colombia
			%			%
	4Q2007	4Q2006	Inc.	12 months 07	12 months 06	Inc.
(millions of historic Colombian pesos )

Revenues	$170,559.8	$54,510.9	212.9	$477,922.0	$184,403.9	159.2
EBITDA	9,123.9	20,570.3	(55.6)	90,305.6	79,087.1	14.2
EBITDA margin (%)	5.3	37.7	(32.4)	18.9	42.9	(24.0)
Operating Income	(16,465.2)	11,324.9	NA	3,373.9	46,192.9	(92.7)
Operating margin (%)	(9.7)	20.8	NA	0.7	25.0	(24.3)

Chile
			%			%
	4Q2007	4Q2006	Inc.	12 months 07	12 months 06	Inc.
(millions of Chilean constant pesos as of December, 2007)

Revenues	$21,840.8	$17,848.9	22.4	$77,502.3	$71,067.8	9.1
EBITDA	2,008.8	1,950.2	3.0	8,960.9	10,801.2	(17.0)
EBITDA margin (%)	9.2	10.9	(1.7)	11.6	15.2	(3.6)
Operating Income	(2,281.7)	(1,774.3)	NA	(6,191.2)	(1,212.9)	NA
Operating margin (%)	(10.4)	(9.9)	NA	(8.0)	(1.7)	NA

Peru
			%			%
	4Q2007	4Q2006	Inc.	12 months 07	12 months 06	Inc.
(millions of historic New Soles)

Revenues	$78.5	$55.3	42.0	$264.2	$212.5	24.3
EBITDA	14.1	13.0	8.5	54.7	57.8	(5.4)
EBITDA margin (%)	18.0	23.5	(5.5)	20.7	27.2	(6.5)
Operating Income	0.6	0.9	(33.3)	(1.6)	8.3	NA
Operating margin (%)	0.8	1.6	(0.8)	(0.6)	3.9	NA

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telmex Press Release: Fourth Quarter 2007.